STATEMENT OF FINANCIAL CONDITION

HedgeServ Investment Services LLC
December 31, 2021
With Report of Independent Registered Public Accounting
Firm
(Public)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68668

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/01/2021   AND ENDING 12/31/2021
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HedgeServ Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8081 Arco Corporate Drive, Suite 100
                                         (No. and Street)

Raleigh	NC	27617
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Fortino	(212) 751-4422	RFortino@dfppartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                        (Name – if individual, state last, first, and middle name)

One Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Eugene Mannella, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HedgeServ Investment Services LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HedgeServ Investment Services LLC

Statement of Financial Condition

December 31, 2021

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: (212) 773-3000
ey.com

Report of Independent Registered Public Accounting Firm

The Member and the Management of HedgeServ Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HedgeServ Investment Services LLC (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

New York, NY
February 22, 2022

Statement of Financial Condition

December 31, 2021

Assets

Cash	$	303,332
Prepaid expenses		3,198
Total assets	$	305,530

Liabilities and member's equity

Accounts payable and accrued expenses	$	16,163
Total liabilities		16,163
Member's equity		289,367
Total liabilities and member's equity	$	305,530

See notes to statement of financial condition.

HedgeServ Investment Services LLC

Notes to Statement of Financial Condition

December 31, 2021

1. Organization

HedgeServ Investment Services LLC (the "Company") was formed on April 22, 2010 in the State of Delaware and is 100% owned by HedgeServ Corporation ("HS Corp"). On April 19, 2011, the Company was registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and commenced operations in the capacity as a broker-dealer. The Company is a limited purpose broker-dealer which acts as a finder or placement agent for private placements of investment funds.

The Company is operating under the "Non-Covered Firm" provision under Footnote 74 of SEC Release No. 34-70073 because the Company does not hold customer funds or securities.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Company prepares its financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expenses

Expenses related to the Company are expensed as incurred.

Revenue Recognition

Fees represent revenue generated from a contractual placement agreement in which the Company is appointed as principal underwriter for a family of funds. The terms of the agreement provide that the Company will earn minimum monthly revenue, in case no actual placement services are performed. The agreement can be terminated by either party by giving notice to the other party. Revenue from such appointment is recognized over the period during which the appointment is maintained. For the year ended December 31, 2021, all of the revenue was generated from a contractual agreement with one customer and there were no placement services provided to the

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

one customer. Since the revenue contract is with a single customer, revenues are included in a single category for the purposes of the disclosure of disaggregated revenue from contracts with customers required by ASU 2014-09.

Cash

The Company's cash balance is held with one major financial institution in the United States. Cash deposited with banks is subject to credit risk, to the extent it is not covered by Federal deposit insurance. In the event of a bank's insolvency, the Company may be unable to recover some or all of its cash balances that are not covered by deposit insurance. Management believes the risk of loss from bank insolvency is minimal.

Income Taxes

The Company is a single member Delaware limited liability company and, as such, is disregarded for federal and state tax purposes. The Company is subject to New York City Unincorporated Business Tax ("UBT"); however for the year ended December 31, 2021 there is no tax liability because the Company's hypothetical tax for 2021 would have been $2,479, which is less than $3,400, the Business Tax Credit based on UBT; therefore, the Company is allowed to offset the entire amount of the tax with the tax credit.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the standard method, permitted by the Rule, which requires that it maintain minimum net capital, as defined by the SEC and FINRA.

The Rule requires the Company to maintain minimum net capital, based on the type of business conducted, of the greater of $5,000 or 6.667% of aggregate indebtedness, as defined in the Rule. At December 31, 2021, the Company had net capital of $286,169 which was $281,169 in excess

3. Regulatory Requirements (continued)

of the minimum net capital required. The Company's aggregate indebtedness to net capital ratio was 0.057 to 1.00 as of December 31, 2021.

4. Related Party Transactions

Included in general and administrative expenses is $10,000 of costs related to the Expense Sharing Agreement with HS Corp effective November 15, 2010 and amended on December 29, 2017. The payment terms are such that the Company pays to HS Corp $10,000 annually, and the agreement automatically renews for successive 12-month terms without any further action by the parties unless terminated by either party upon not less than 30 days' notice prior to the end of any such 12-month term. The amount of $10,000 is expensed pro rata over the 12-month period.

5. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. At December 31, 2021, no litigation was pending against the Company and there were no known regulatory inquiries.

6. Member's Equity

The Company did not make any distributions to HS Corp, its sole member, during 2021. At December 31, 2021, the balance of the Company's member's equity account is $289,307.

7. Subsequent Events

Management has evaluated subsequent events, including the Company's ability to continue as a going concern, through the date of issuance, February 22, 2022, and have noted that no material events have occurred.